Eric J. Gervais, Esq.
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112-6777

Re:    **Tortoise Energy Independence Fund, Inc.** (the "Fund")
      File Numbers 811-22690 & 333-180678

Dear Mr. Gervais:

On April 12, 2012, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing was made to register the Fund's common stock. Your letter dated April 27, 2012 requested selective review of the Registration Statement pursuant to Investment Company Act Release No. 13678 (February 23, 1984).

Our comments regarding the filing are set forth below.

**<u>General</u>**

Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

The summary section of the prospectus discloses that the Fund will use derivatives for investment, risk management and hedging, including total return and interest rate swaps, futures, forwards and options. Please summarize in this section, and disclose all material derivative investments in the prospectus. In this regard, s*ee* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

We note that the Fund did not include a cover letter with the registration statement indicating the purpose of the filing. In the future, we suggest that the Fund include written correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

## Prospectus Cover

### *Investment Strategy*

Disclosure in this paragraph recites the Fund's strategy to invest in a portfolio of equity securities of companies that promote energy independence. Clarify the manner in which these companies accomplish this goal, the countries whose independence is sought and the countries or regions from which independence is sought.

## Prospectus

### *Leverage*

Disclosure in this paragraph indicates that the Fund reserves the right at any time to use financial leverage "to the extent permitted by the Investment Company Act of 1940." Briefly summarize the maximum amount the Fund may leverage under the 1940 Act.

### TABLE OF CONTENTS

Disclosure following the table states that: "The information appearing in this prospectus is accurate only as of the date on its cover." Add disclosure regarding the Fund's duty to update the prospectus during the offering period.

### PROSPECTUS SUMMARY
### Investment Strategy

The prospectus does not list the countries that comprise North America. Please specify whether Canada and Mexico are included within the Fund's policy to invest 80% in North America.

### Leverage

Disclosure in the second paragraph discusses the adviser's financial incentive to leverage and states that this will create a conflict of interest. The discussion sub-captioned "Conflicts of Interest" on the next page does not discuss this subject matter. Please move this discussion so as to discuss it under that sub-caption.

### Covered Call Options Strategy

The first paragraph indicates that the Fund will write call options only on securities it holds in its portfolio and on indices. Clarify the indices on which the Fund will write call options and whether those indices will be energy related.

**RISK FACTORS**
*Environmental Risk*

There have been reports and investigations as to whether hydraulic fracturing may have caused earthquakes in the U.S., particularly the eastern portion of the country. Is liability for this a potential risk for the companies in which the Fund invest?

**DESCRIPTION OF SECURITIES**
**Common Stock**

The first paragraph indicates that the Fund may classify and reclassify any unissued common stock into other classes or series of stock. Similar authorization is set forth under a discussion describing preferred securities. This disclosure reserves the right to create multiple series and classes. Section 18(f)(2) and rule 18f-2, which permit multiple classes, only apply to open-end funds. Please confirm that it will not create multiple classes or series without exemptive relief.

**Statement of Additional Information**

**INVESTMENT LIMITATIONS**

The fundamental policy on concentration refers to an industry. Please revise the policy to state the Fund will not concentrate in an industry or group of related industries.

**INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES**
**Our Investments**
*Reverse Repurchase Agreements*

Add disclosure to the effect that reverse repurchase agreements are subject to the limitation on borrowing policy disclosed above or revise the SAI to disclose the Fund's policy with respect to these transactions.

**Part C - Signatures**

The registration statement appears to have been executed in April 2011. Please, correct the dates as of which the directors signed the registration statement.

  *  *  *  *  *  *  *  *  *  *  *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____

Larry L. Greene
Senior Counsel

Wednesday, May 16, 2012